EXHIBIT 99.1

Foremost Lithium Engages MZ Group to Lead Strategic Investor Relations and Shareholder Communication Program

VANCOUVER, British Columbia, Aug. 30, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, has engaged international investor relations specialists MZ Group (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets.

MZ ‘s professionals including Greg Falesnik, CEO of MZ, and Michael Kim, Managing Director at MZ North America, both who will work closely with Foremost Lithium’s management starting on August 29, 2023 to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community. The contract with MZ ends on August 28, 2024. MZ’s work will highlight Foremost’s position at the forefront of the Electric Vehicle (EV) revolution as a strategically located hard-rock lithium exploration company, empowering North America’s clean energy economy. Michael Kim will advise Foremost Lithium in all facets of corporate and financial communications, including the coordination of roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets including LinkedIn, Twitter and Facebook.

“Foremost is strongly positioned to capture share in the lithium market and support the battery metals supply chain in North America," said Jason Barnard, President and Chief Executive Officer of Foremost Lithium. “We feel this engagement with the team at MZ Group will increase our visibility and communicate our vision in the investment community. We will leverage MZ’s expertise and network to increase exposure of our Company following our recent uplisting to the Nasdaq.”

Greg Falesnik, CEO of MZ North America, added: “Foremost’s strategic Canadian location at the tip of the ‘NAFTA Superhighway’ provides easy access to North American battery and EV manufacturing sites and the opportunity to participate in the accelerating demand for a domestic lithium supply. Additionally, battery and EV manufacturers – including LG Energy Solutions, Mercedes Benz, and Volkswagen1 – are now securing their raw materials directly with miners and junior explorers to secure their supply, giving Foremost key strategic competitive advantages for commercialization. We look forward to sharing the story with our network of institutional, family offices and retail investors.”

The engagement is for an initial 12-month term, commencing on August 28, 2023. Under the terms of the engagement, the Company will pay MZ an independent consulting fee of an initial fee of USD $15,625 and there after USD $12,500 per month. In addition, the Company has agreed that, subject to regulatory approval, it will allot and grant to MZ an aggregate of 30,900 common shares at a deemed price of CAD $5.65 (USD $4.04) per share2.

Foremost has also engaged Independent Trading Group ("ITG"), a Toronto-based IIROC dealer-member to assist with market making activities. ITG is Canada’s only brokerage firm dedicated specifically to professional trading. As Canada’s foremost market making firm, ITG provides market making and liquidity provider services that are objective and focused. ITG employs real traders and provides real liquidity, with an underlying emphasis on integrity and success. The Company has agreed to pay ITG a fee of $6,500 per month for the duration of the contract, with an initial term of three months, followed by consecutive one-month terms unless cancelled by either party on 30 days' notice.

For more information on Foremost Lithium, please visit the Company’s website at www.foremostlithium.com. To schedule a conference call with management, please email your request to FMST@mzgroup.us or call Michael Kim at +1 (737) 289-0835.

About MZ Group

MZ North America is the US division of MZ Group, a global investor relations and corporate communications leader. MZ provides innovative, customized services to domestic and multinational private and public companies across all industries through a unique, fully integrated “one-stop-shop” approach. By delivering a comprehensive suite of products and services through one point of contact, MZ offers services to all relevant markets geared to helping our clients build a sustainable public brand. MZ has a global footprint with offices located in New York, Connecticut, Tampa, Puerto Rico, Chicago, Milwaukee, Minneapolis, Austin, Denver, San Diego, Aliso Viejo, Taipei and São Paulo. For more information, please visit www.mzgroup.us.

MZ North America
27422 Aliso Creek Road, Suite 250
Aliso Viejo, CA 92656

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Follow us or contact us on social media:
Twitter: @foremostlithium
LinkedIn: https://www.linkedin.com/company/foremost-lithium-resource-technology/
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Michael Kim or Brooks Hamilton
MZ North America
+1 (737) 289-0835
FMST@mzgroup.us

1 Reuters

2 Not tradeable on Canadian exchanges